EXHIBIT 4

Agreement to Furnish Copies of Instruments
With Respect to Long Term Debt

     The Company has entered into certain agreements with respect to long-term indebtedness which do not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company hereby agrees to furnish a copy of such agreements to the Commission upon request of the Commission.

OAKWOOD HOMES CORPORATION

By:	/s/ Douglas R. Muir

Douglas R. Muir
Executive Vice President and
Chief Financial Officer